Notice of Change of Auditor

May 8, 2007

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Yukon Securities Commission

Dear Sirs:

Re: Notice of Change of Auditor (the "Notice")

This Notice is made pursuant to Section 4.11 Change of Auditor of National Instruments 51-102 Continuous Disclosure Obligations.

At the request of Tournigan Gold Corporation (the "Company"), Manning Elliott LLP has resigned its position as the auditor for the Company effective as of the date hereof. There have been no reportable disagreements between the Company and Manning Elliott LLP.

There have been no adverse or qualified opinions or denials of opinion or similar reservations contained in the Auditor's report on any financial information or financial statement of the Company in the two most recent completed fiscal years preceding the date of this notice.

The Company has appointed KPMG LLP as the new auditor of the Company.

The termination of Manning Elliott LLP as the Company's auditor and the appointment of KPMG LLP as the new auditor of the Company were approved by the Company's Board of Directors.

We confirm that the Company's Board of Directors has reviewed this Notice.

Dated at Vancouver, British Columbia, this 8th day of May, 2007.

Yours truly,

TOURNIGAN GOLD CORPORATION

Per: /s/ Hans Retterath

Hans Retterath
Chief Financial Officer